Mail Stop 3561

Mr. Mark A. Pytosh
Senior Vice President and Chief Financial Officer
Covanta Holding Corporation
40 Lane Road
Fairfield, New Jersey 07004

> **Re:** **Covanta Holding Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 26, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007**
> **and June 30, 2007**
> **Filed April 30, 2007 and July 25, 2007**
> **File No. 1-06732**

Dear Mr. Pytosh:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Mark A. Pytosh
Covanta Holding Corporation
September 17, 2007
page 2

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Results of Operations – Year Ended December 31, 2006 vs. Year Ended December 31, 2005, page 49

General

1.   Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify in future filings, where possible, the extent to which each change contributed to the overall change in that line item. For example, you disclose on page 53 that the increase in reported revenues from energy-from-waste projects for the year ended December 31, 2006 as compared to 2005 pro forma revenues was driven by higher volumes of waste handled and favorable pricing. To the extent practicable, please quantify the extent to which the change is attributable to each factor. Please note that our comment has not been limited to the example provided. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 66

2006 Cash Flow, page 69

Waste and Energy Services Segment, page 70

2.   Please revise future filings to expand your analysis of historical cash flows. Your discussion should focus on the primary drivers and material factors necessary to an understanding of your cash flows. For example, you indicate that the increase in cash flows from operating activities was primarily due to operations acquired in the ARC Holdings acquisition, but you have not quantified the amount. Further, please provide additional discussion and analysis of other material factors, as applicable. Refer to section IV.(B) of SEC Release No. 33-8350.

Note 1. Organization and Summary of Significant Accounting Policies, page 96

Waste and Energy Services, page 99

Revenues, page 99

3.   You state that "fees earned for processing waste in excess of service agreement
        requirements are recognized as revenue beginning in the period when [you]
        process waste in excess of the contractually stated requirements." Please tell us
        and expand your disclosure to provide more details regarding the nature of these
        arrangements. In your response, please support the basis for your conclusion that
        all the revenue recognition criteria detailed in SAB Topic 13:1 have been met.
        Specifically address whether an arrangement exists for the provision of these
        "excess" services and whether collectibility of the related fees is reasonably
        assured.

Note 29. Related-Party Transactions, page 153

4.   We note from your disclosure on page 154 that during the years ended December
        31, 2006, 2005 and 2004, you collected $26.9 million, $29.5 million and $34.7
        million, respectively, from Quezon for the operation and maintenance of its coal-
        fired electricity generation facility. Tell us how you account for profits on these
        transactions. Tell us whether some, all or none of the profit is eliminated in
        applying the equity method. Describe your consideration of AIN-APB 18 and
        support that your accounting complies with GAAP. Please expand your disclosure
        in future filings to describe how profits on transactions with this investee are
        accounted for in your financial statements and provide the disclosure required by
        Rule 4-08(k) of Regulation S-X.

Quezon Power, Inc. Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

5.   We note that the report of the auditors of Quezon Power, Inc. does not include the
        name of their audit firm and a conformed signature. Therefore the report does not
        fully comply with Article 2 of Regulation S-X. Please confirm, if true, that
        Quezon Power, Inc. did obtain a signed audit opinion from its auditors on the
        financial statements included in your filing. If so, please ensure that the audit
        report of the financial statements included in future filings includes the name of
        the audit firm and a conformed signature.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief